Filed Pursuant to Rule 433
Registration Statement No. 333-206213
Dated October 31, 2016

ILLINOIS TOOL WORKS INC.

Pricing Term Sheet

October 31, 2016

Issuer:	Illinois Tool Works Inc.

Size:	$1,000,000,000

Price to Public:	99.685%

Maturity Date:	November 15, 2026

Coupon (Interest Rate):	2.650%

Yield to Maturity:	2.686%

Spread to Benchmark Treasury:	85 basis points

Benchmark Treasury:	UST 1.500% due August 15, 2026

Benchmark Treasury Price and Yield:	97-00;1.836%

Net Proceeds to Issuer (after underwriting discount but before expenses):	$992,350,000

Use of Proceeds:	Repay short-term indebtedness under commercial paper program and general corporate purposes.

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2017

Day Count Convention:	30/360

Redemption Provisions:	At any time prior to August 15, 2026, at a discount rate of Treasury plus 15 basis points; and on or after August 15, 2026, at 100% of the principal, plus accrued interest to the redemption date

Trade Date:	October 31, 2016

Settlement Date:	November 7, 2016 (T+5)

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

ISIN; CUSIP:	US452308AX78; 452308AX7

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc.
Commerz Markets LLC
HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated
SG Americas Securities, LLC
BMO Capital Markets Corp.
Danske Markets Inc.
ING Financial Markets LLC
Loop Capital Markets LLC
U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this pricing term sheet relates. This offering will be made only by means of a prospectus and preliminary prospectus supplement. The information in this pricing term sheet supersedes the information contained in the prospectus and preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the prospectus and preliminary prospectus supplement.

Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and preliminary prospectus supplement may be obtained by contacting Citigroup Global Markets Inc. by telephone at (800) 831-9146, or J.P. Morgan Securities LLC by telephone at (212) 834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.